UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Pistil & Pollen, LLC dba Jane West

Legal status of issuer

   Form
   Limited Liability Company

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   March 16, 2016

Physical address of issuer
5082 East Hampden Avenue, Suite 242, Denver, CO 80222

Website of issuer
www.janewest.com

Current number of employees
2[1]

---

[1] Both employees are employed by Electric Feel, LLC, a wholly-owned subsidiary of Pistil & Pollen, LLC.

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$493,989	$474,391
Cash & Cash Equivalents	$83,795	$95,697
Accounts Receivable	$34,661	$25,452
Short-term Debt	$626,373	$681,171
Long-term Debt	$ 0	$ 0
Revenues/Sales	$619,170	$369,193
Cost of Goods Sold	$330,603	$191,004
Taxes Paid	$0.00	$0.00
Net Income	($229,763)	($296,466)

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 30, 2022

FORM C-AR

Pistil & Pollen, LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C- AR**") is being furnished by Pistil & Pollen, LLC, a Delaware limited liability company (the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (§ 227.100 et seq.) ("Regulation CF") which requires that it must file a report with the SEC annually and post the report on its website at www.janewest.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR forward looking statements. Forward Looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by the more detailed information that may appear elsewhere in this Form C-AR.

Pistil & Pollen, LLC (the "**Company**") is a Delaware limited liability company formed on March 16, 2016. Pistil & Pollen, LLC was formed to assume and develop the business of Jane West, LLC, formed January 5, 2014 by Amy Dannemiller, related to brand and product development around the "Jane West" name and marks.

The Company is located at 5082 East Hampden Avenue, Suite 242, Denver, CO 80222.

The Company's website is www.janewest.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

We curate, design and sell a variety of products for cannabis consumers. We earn revenue through licensing, packaging and product sales.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product

candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

In order for the company to continue as a going concern, it must raise member capital to fund its operations.
Since inception, the Company has relied on member capital to fund its operations. As of December 31, 2021, the Company has not reached profitability and will likely incur additional losses prior to generating positive cash flow from operations.

The development and commercialization of our products is fragmented with a variety of existing and emerging competitors.
We are producing products to facilitate the combustion and use of medical and recreational cannabis as well as for dry herb combustion and consumption. Competition for these products comes from manufacturers producing glass accessories used for these purposes as well as manufacturers of smokers' accessories that may be repurposed by cannabis consumers.   We do not currently face competition from a major cannabis accessory company that also leverages the brand for licensing revenue as the market in the United States is relatively new and developing. Our competitors for the glassware currently include artisans producing smokers' accessories for sale and distribution into local smoke shops and medical and recreational dispensaries in legal cannabis markets. Additionally, dispensaries may offer accessories they source from a multitude of manufacturers offering products on such sources as Alibaba. Our existing competitors, or new entrants to the market, may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position and the likelihood that our products will achieve market acceptance as well as our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide materials for our products.
We depend on these suppliers through our manufacturers. Our proprietary product line, which we refer to as the "Collection" was designed and refined with commercial manufacturing facilities that source all of the underlying inputs. Our ability to manufacture may be adversely affected if suppliers or subcontractors of our factories do not provide the agreed upon supplies or perform the agreed upon services in a timely and cost effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for particular materials.

We depend on third party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our

business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
Through third party service providers we indirectly collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise the information stored there and result in unauthorized access, public disclosure or, lost or stolen information. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and potential regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.
In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees.
In particular, the Company is dependent on Amy Dannemiller who is the Chief Executive Officer of the Company. The Company intends to enter into an employment agreement with Amy Dannemiller although there can be no assurance that it will do so or that she will continue to be employed by the Company for a particular period of time. The loss of Amy Dannemiller or any manager or executive officer could harm the Company' s business, financial condition, cash flow and results of operations.

We rely on third -party suppliers for the materials used in the manufacturing of our products.
In 2021 the following suppliers provided the following percentage of the listed services, inputs or raw materials:

Supplier or Description: Greenlane Pollen Gear
Service: ASTM, CPSC Child-Resistant Packaging
% of such service: 100.0%

Supplier or Description: Steepfuze, LLC
Service: LIGHT & DARK Coffee
% of such service: 100.0%

Supplier: Kush Supply Co.
Service: Custom joint tips
% of such services 100%

Supplier: PRE-PACKS, LLC
Service: Packaging, Glass Container Manufacturing
% of such services 100%

Supplier: Elmore Mountain Therapeutics
Service: Topicals, Travel Stick 100 mg CBD % of such services 100%

Supplier: Famous Brandz
Service: Homegoods, Accessories, Glassware
% of such services 100%

Supplier: Tonic Vibes
Service: Hemp Blends
% of such services 100%

If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

We rely on various intellectual property rights, including trademarks in order to operate our business. Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed -around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management' s attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about

our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management' s time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Medical-use and/ or recreational-use of cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding medical--use or recreational-use of cannabis would prevent us from executing our business plan.
Cannabis is a Schedule I controlled substance under the Controlled Substance Act ("CSA"). Even in those jurisdictions in which the manufacture and use of medical and/ or recreational cannabis has been legalized at the state level, the possession, use and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws, or conspire with another to violate them. The U.S. Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that it is the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. We may be unable to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis. We would have to reposition the marketing and use of our products for dry herbs and would have to discontinue packaging sales related to branded cannabis.

The Rohrbacher-Blumenauer amendment, which protects medical cannabis patients and caregivers in legal medical states by prohibiting the U.S. Department of Justice (which includes the DEA) from using federal funds to prevent states from implementing their medical- use cannabis laws. is in effect until February 8, 2018. Congress will then need to include provisions for extension in the budget, pass new legislation or these federal protections may expire. In USA vs. McIntosh, the United States Court of Appeals for the Ninth Circuit held that this provision prohibits the U.S. Department of Justice from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical- use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit's opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical use cannabis have engaged in conduct that is unauthorized, and in such instances the U.S. Department of Justice may prosecute those individuals.

Additionally, financial transactions involving proceeds generated by cannabis related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. The Company does not sell cannabis however it may receive proceeds from licensed cannabis processors or producers.

There is still uncertainty surrounding the Biden Administration, U.S. Attorney General Merrick Garland and any future Attorney General and their influence and policies in opposition to the cannabis industry as a whole.

Many factors could cause the Company's actual results, performances and achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information, including without limitation, the following factors:

• The activities of the Company are subject to evolving regulation that is subject to changes by governmental authorities in the U.S.;

• Third parties with which the Company does business, including banks and other financial intermediaries, may perceive that they are exposed to legal and reputational risk because of the Company's cannabis business activities;

• The Company's ability to distribute returns generated from operations and investments in the U.S. may be limited by anti-money laundering laws, capital requirements, and long-term tax efficiencies;

• Under Section 280E of the Internal Revenue Code, normal business expenses incurred in the business of selling marijuana and its derivatives are not deductible in calculating income tax liability. Therefore, certain of the Company's affiliates will be precluded from claiming certain deductions otherwise available to non-marijuana businesses. As a result, an otherwise profitable, business may in fact operate at a loss after taking into account its income tax expenses. There is no certainty that the Company will not be subject to 280E in the future, and accordingly, there is no certainty that the impact that 280E has on the Company's margins will ever be reduced;

• Federal prohibitions result in marijuana businesses being potentially restricted from accessing the U.S. federal banking system, and the Company may have difficulty depositing funds in federally insured and licensed banking institutions. This may lead to further related issues, such as the potential that a bank will freeze the Company's accounts and risks associated with uninsured deposit accounts. There is no certainty that Company will be able to maintain its existing accounts or obtain new accounts in the future; and

Moreover, any changes in state or local laws that reduce or eliminate the ability of companies that acquire our products or packaging to cultivate and produce medical use cannabis would materially and negatively impact on our business.

Our ability to grow our business depends on state laws pertaining to the cannabis industry.
Continued development of the medical use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. In addition, burdensome regulation at the state level could slow or stop further development of the medical use cannabis industry, such as limiting the

medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states.

FDA regulation of medical use cannabis and the possible registration of facilities where medical- use cannabis is grown could negatively affect the medical use cannabis industry and our financial condition.

Should the federal government legalize cannabis for medical use, it is possible that the U.S. Food and Drug Administration ("FDA") would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices, or cGMPs, related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the medical use cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If we are or consumers of our packaging and products are unable to comply with the regulations or registration as prescribed by the FDA, we may be unable to continue to operate.

We may have difficulty accessing the service of banks, which may make it difficult to operate our business and conduct certain business transactions.
Financial transactions involving proceeds generated by cannabis related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act.   Financial institutions may err on the side of caution when choosing to bank companies due to a perceived risk of such companies being "cannabis" companies (even if we don't touch the plant). Recent guidance issued by the Financial Crimes Enforcement Network, a division of the U.S. Department of the Treasury, clarifies how financial institutions can provide services to cannabis- related businesses consistent with their obligations under the Bank Secrecy Act. Nevertheless, businesses involved in (or perceived to be involved in) the regulated medical use cannabis industry continue to encounter difficulty establishing and/ or maintaining banking relationships. The inability of our licensed counterparts to maintain bank accounts, or closure of our bank accounts, would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

The SEC is monitoring the cannabis industry and may halt or prevent the Offering or sale of our securities due to the bad acts of others.
On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in cannabis related companies. The SEC noted an increase in the number of investor complaints regarding cannabis related investments. The SEC issued temporary trading suspensions for the common stock of five different cannabis related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all cannabis related companies which would have a material adverse effect on our ability to raise capital and our business.

Laws and regulations affecting the regulated cannabis industry and state specific definitions of paraphernalia are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.
Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our

business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Applicable state laws may prevent us from maximizing our potential income.
Depending on the laws of each particular state, we may not be able to fully realize our potential to generate profit. Furthermore, cities and counties are being given broad discretion to ban certain cannabis activities. Even if these activities are legal under state law, specific cities and counties may ban them.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices or more generally of our business. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long--term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Facebook and Instagram have shut down accounts of cannabis businesses and some cannabis related posts are blocked by the social media platforms.   Having our social media accounts shut down or blocked could seriously damage our brand or reputation. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain materials in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company' s products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences may result in the need for our products to change continually. Our success depends

on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short term fads, mid-term trends, and long term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the material, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand. Freight charges in particular vary widely when air is used rather than container shipment. We may choose to ship goods in small batches by air to ensure smooth delivery and operations. The sales prices to our customers are a delivered price. Therefore, changes in our input and specifically shipping costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced or other value offerings which may adversely affect our results of operations.

The supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our third party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers

in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.
Retail customers in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both within and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

BUSINESS

Description of the Business
We are a cannabis products company and lifestyle brand that curates, designs and sells a variety of products

for cannabis consumers. We will produce revenue through licensing, packaging and product sales.

Business Plan

The Company is committed to normalizing and simplifying cannabis use through development of the Jane West brand. Jane West is a voice for mainstream consumers and women like her who stand to benefit greatly from an alternative to alcohol and pharmaceuticals. She believes that cannabis is the best alternative and showcases her cannabis lifestyle through traditional and social media. Jane West is also a product expert, offering branded glass and the Company's proprietary products (the "Collection") to those looking to elevate their cannabis experience with products that seamlessly integrate into a well styled life. In legal markets, Jane West will work with licensed cultivators and processors to select cannabis varietals that may be branded DAY or NIGHT in Jane West packaging. This approach simplifies the consumers buying decision in the dispensary and also offers packaging with a product recommended by Jane West for day or night. We started with pre-rolls and are developing recipes or processes for other delivery forms which may include edibles, tinctures, topicals and vape products. The Company's business strategy leverages its brand, trade secrets and ability to design, develop and distribute functional well-designed cannabis accessories to provide customers with simplified, normalized and seamless integration of cannabis into their active lives.

History of the Business

One day, as Colorado prepared to roll out its recreational cannabis program, a career woman and suburban mom had an idea. Why not incorporate the substance she enjoyed into the dinner parties she hosted for her friends? In a matter of months, the Company's Founder adopted "Jane West" as her nom de plume and was hosting cannabis events that put the plant in a sophisticated, social setting. The events started selling out, and the national and international media were soon writing about this exciting new idea as a reflection of Colorado's closely watched, fledgling legalization program.

Prior to launching her consumption-friendly cannabis events company Edible Events in 2014, Jane was a working mother rising through the management ranks as a corporate event planner. After her employer spotted her vaping on CNBC, she was fired. Jane took this opportunity to fully immerse and invest herself in the cannabis industry full time. She founded Women Grow, the cannabis industry's largest professional networking organization, and Pistil & Pollen (March 16, 2016) to build her eponymous cannabis lifestyle brand Jane West where she develops accessories and home goods that invite mainstream women to experience the benefits of cannabis and take part in the legal lifestyle.

Since inception in March of 2016 the Company has accomplished the following milestones:

Raised $125,000 from two angel investors to set up the initial corporate structure, hire Pollen Design as the proprietary product designer and begin building an ecommerce site.

Raised $970,000 from thirteen investors at a $6M valuation 2016-2018 in order to:

- Build out a more robust legal structure.

- Initiate trademark filings to protect the Jane West name and mark in a variety of classes.

- Acquire general liability insurance.

- Hire Amy Dannemiller as CEO.

- Retained Verdant Communications as the Company's public relations team to handle all the incoming media and event inquiries.

- Added consultants where necessary to help with CFO roles, sales, videos, photo shoots and fulfillment.

- Launched and supported glass sales with GRAV (29 SKUS in total) through GRAVs distribution network. To date over 25,000 pieces of glass have been sold.

- Built out the Company's customer relationship management platform with 1000s of businesses entered, developed sales team standard operating procedures, call scripts and training materials to scale as we expand into new markets.

- Launched child resistant packaging sales for products in Colorado.

Raised $201,000 from nine investors at a $10M valuation in 2018-2019 in order to:

- Expand Packaging partnerships to 10 states.

- Develop, market, purchase inventory, and distribute CBD Coffee in customized Light & Dark Roasts. Earn trademarks for coffee and tea.

- Market, purchase inventory, and distribute CBD Capsules in customized Day & Night formulations. Earn trademarks for nutritional supplements.

- Expand Packaging partnerships to 10 states.

- Strengthen our value proposition to Packaging partners by providing joint tips in addition to packaging.

- Recruit and hire VP of Sales.

- Built out the Company's customer relationship management platform with hundreds of new businesses entered, developed advanced sales team standard operating procedures, call scripts and training materials adapted to new markets.

Raised $187,017 in 2018 in a SAFE Agreement on equity crowdfunding platform Republic.co in order to:

- Purchase Travel Collection inventory

- Launch Branded child resistant packaging sales in multiple states

- Cover Company overhead

Raised $329,182 in 2020 in a SAFE Agreement on equity crowdfunding platform Republic.co in order to:

- Design and launch new glassware line with 17 new products

- Expand packaging sales to Canada across five provinces

- Cover Company overhead

Raised $205,000 in 2021 in a SAFE Agreement on equity crowdfunding platform Republic.co in order to:

- Purchase inventory of new battery line

- Purchase inventory of new Everyday line

- Cover Company Overhead

The Company's Products and/or Services

Product / Service	Description	Current Market
Glass accessories	Beaker, Bubbler, Taster, Steamroller and Bowl, Pre-Pack Glass Pipe	Consumers in the global cannabis market
The Travel & Everyday Collection	Compact, Classic, Solo, Wand, 510 threaded batteries, rolling trays in three sizes.	Consumers in the global cannabis market
DAY & NIGHT Capsules	Supplements	Consumers in the global hemp market
LIGHT & DARK Coffee	Coffee	Consumers in the global hemp market
Child Resistant Packaging	ASTM, CPSC Child-Resistant packaging for cannabis consumables	Currently signed partners in 15 states and across Canada.

Hemp Blends	Hemp flower in bulk tins and mini joints	Consumers in the global hemp market
Hemp Topical	.5g Topical Stick	Consumers in the global hemp market
Merchandise	Hats, Posters, Koozies	Consumers supporting the brand

We are constantly researching and developing new accessory and packaging products we think might appeal to our customers. We currently offer over 35 product accessory SKUs and anticipate expanding this number through offering additional collaborations of glass and new proprietary product finishes. Packaging sales are expected to expand from into other legal markets and intellectual property may be developed in the form of recipes for edibles, tinctures, topicals and the other similar offerings that would launch into markets through licensing and packaging agreements.

The Company employs a variety of direct distribution channels, such as third party wholesalers, retailers and online retailers.

Competition

The Company competes with other cannabis accessory makers and artisans of hand crafted accessories. Additionally, the Company may compete more broadly with cannabis brands such as Willie's Reserve, Marley Natural, and Cookies that market flower and limited accessories. GRAV, while the Company's glass partner is also a competitor as one of the largest precision glass companies offering products suitable for use with cannabis.

The US markets in which the Company's products are sold differ based on the dynamics of each state. For instance, the Company's products may be sold in medical and/ or recreational dispensaries for use by legal cannabis consumers. Additionally, the Company's products may be used to smoke herbs in markets that do not include cannabis dispensaries. In these markets, the Company's products may be sold in local smoke shops or other specialized gift retailers. The Company's products may compete against similar products produced by artisans in local markets. We are not aware of any large global competitors. In many of the markets and industry segments in which we sell the Company's products, we compete against limited branded products and dispensary private -label offerings. We are well positioned in the industry segments and markets in which we operate, and seek to hold a leadership or significant market share position. Product quality, performance, value and packaging are also important differentiating factors.

Supply Chain and Customer Base

Glass products are supplied by Pre-Packs. The Company generates licensing revenue related to GRAV sales of JW branded accessories. Additionally, the Company may hold inventory of GRAV produced glass to offer direct to retailer or consumers with whom the Company has a relationship. The Company relies on its relationship with GRAV and Pre-Packs to offer the signature glass products. The Company's Collection is designed by Greenlane Pollen Gear and was produced abroad under the joint supervision of the Company and Greenlane Pollen Gear. The Company owns all designs and may move manufacturing to a number of other facilities if necessary. Collection product packaging is purchased through the Company's manufacturing relationships abroad. Other packaging related to ASTM, CPSC Child-Resistant packaging is purchased from Greenlane Pollen Gear. In the event Greenlane Pollen Gear was unable to sell the Company packaging, other vendors exist.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Greenlane Pollen Gear	ASTM, CPSC Child-Resistant Packaging	100.0%
Valiant Distribution Canada Inc.	Homegoods, accessories, glassware	100.0%
PRE-PACKS, LLC	Packaging, Glass Container Manufacturing	100.0%
Steepfuze, LLC	Coffee	100.0%
Life-N-Living	Travel Collection Manufacturing	100.0%
Kush Supply Co	Custom Joint Tips	100.0%
Tonic Vibes	Handrolled Hemp Mini Joints	100.0%
Elmore Mountain Therapeutics Topicals	Travel Stick 100 mg CBD	100.0%

The Company's customers include distributors, smoke shops, dispensaries, e-commerce stores and individual consumers.

Intellectual Property

Trademarks

Owner	Country	Trademark – Class(es)	Status	App. No.	App. Date	Reg. No.	Reg. Date	Goods/Services
Triple Dutch, LLC	CA	JW - 34	Pending	1905354	06/20/2018			Smoking pipes; Snuff dispensers; Tobacco water pipes; Electronic cigarette cases; Electronic cigarette holders; Electronic cigarettes; Oral vaporizers for smoking purposes.
Triple Dutch, LLC	CA	JW – 5/20/21/30	Registered	1958448	04/23/2019	TMA 1096 364	03/19/2021	05 Int. - Nutritional supplements in capsule form and liquid form, namely dietary supplements for general health and well-being. 20 Int. - Packaging containers of plastic. 21 Int. - Containers for household or kitchen use, namely, containers for beverages and supplements and packaging containers for herbs, excluding containers made of aluminum; Servingware for serving food and drinks, namely, serving trays and serving dishes; Household storage containers for food, excluding containers made of aluminum; Graters for household purposes; Hand operated kitchen grinders, namely, grinders for herbs;

								Non-electric French press; Non-electric kettle; Beverageware, namely beverage containers. 30 Int. - Coffee; tea.
Triple Dutch, LLC	EU	JANE WEST - 34/35/41	Registered	016782948	05/30/2017	016782948	09/08/2020	Electronic cigarette cases; Electronic cigarette holders; Electronic cigarettes; Oral vaporizers for smoking purposes; Smoking pipes; Snuff dispensers; Tobacco water pipes; smokers' articles.; Advertising services, namely, promoting the brands, goods and services of others; Endorsement services, namely, promoting the goods and services of others; advertising, marketing and promotional services; Providing information, news and commentary in the field of entertainment, pop culture and recreation and leisure activities; entertainment services, namely, personal appearances by an entrepreneur and business woman; entertainment and educational services; organization of seminars, workshops, conferences.
Triple Dutch, LLC	EU	JW – 5/20/21/30	Registered	018056196	05/30/2019	018056196	09/06/2019	05 Int. Nutritional supplements in capsule form and liquid form. 20 Int. Packaging containers of plastic.

								21 Int. Beverageware; Containers for household or kitchen use; Servingware for serving food and drinks; Household storage containers for food; Graters for household purposes; hand operated kitchen grinders; non-electric French press; non-electric kettle. 30 Int. Coffee; tea.
Triple Dutch, LLC	UK	JANE WEST – 34/35/41	Registered	016782948	05/30/2017	UK00916782948	09/08/2020	34 Int. Electronic cigarette cases; Electronic cigarette holders; Electronic cigarettes; Oral vaporizers for smoking purposes; Smoking pipes; Snuff dispensers; smokers' articles; none of the aforesaid goods being tobacco or tobacco-related. 35 Int. Advertising services, namely, promoting the brands, goods and services of others; Endorsement services, namely, promoting the goods and services of others; advertising, marketing and promotional services. 41 Int. Providing information, news and commentary in the field of entertainment, pop culture and recreation and leisure activities; entertainment services, namely, personal appearances by an entrepreneur and

								business woman; entertainment and educational services; organization of seminars, workshops, conferences.
Triple Dutch, LLC	UK	JW – 5/20/21/30	Registered	01805 6196	04/25/ 2019	UK0 0918 0561 96	09/06 /2019	05 Int. Nutritional supplements in capsule form and liquid form. 20 Int. Packaging containers of plastic. 21 Int. Beverageware; Containers for household or kitchen use; Servingware for serving food and drinks; Household storage containers for food; Graters for household purposes; hand operated kitchen grinders; non-electric French press; non-electric kettle. 30 Int. Coffee; tea.
Triple Dutch, LLC	US	CANNABIS CLEANSE - 44	Registered	87227 178	11/04/ 2016	5318 958	10/24 /2017	Providing information in the field of alternative health and healing, wellness and nutrition.
Triple Dutch, LLC	US	JANE WEST - 34	Allowed	87252 341	11/30/ 2016	6211 359	12/0 1/202 0	Electronic cigarette cases; Electronic cigarette holders; Electronic cigarettes; Oral vaporizers for smoking purposes; Smoking pipes; Snuff dispensers; Tobacco water pipes.
Triple Dutch, LLC	US	JANE WEST - 34	Registered	87979 819	11/30/ 2016	6211 359	12/01 /2020	Oral vaporizers for smoking purposes; Smoking pipes; Snuff dispensers.

Triple Dutch, LLC	US	JANE WEST - 35	Registered	87252 341	11/07/ 2017	6211 359	12/01 /2020	34 Int. First Use Date: 03/01/2019 First Use In Commerce: 03/01/2019 Electronic cigarette cases; Electronic cigarette holders; Electronic cigarettes.
Triple Dutch, LLC	US	JANE WEST - 35	Registered	87252 365	11/30/ 2016	5566 407	09/18 /2018	Advertising services, namely, promoting the brands, goods and services of others; endorsement services, namely, promoting the goods and services of others.
Triple Dutch, LLC	US	JANE WEST - 41	Registered	87252 372	11/30/ 2016	5566 408	09/18 /2018	Providing information, news and commentary in the field of entertainment, pop culture and recreation and leisure activities; entertainment services, namely, personal appearances by an entrepreneur and business woman.
Triple Dutch, LLC		 ("JANE WEST (Stylized)") - 35	Registered	87001 996	4/15/2 016	5661 846	1/22/ 2019	On-line retail store services featuring a wide variety of consumer goods of others
Triple Dutch, LLC	US	JW - 20	Registered	88202 931	11/21 /2018	6283 676	03/0 2/202 1	Packaging containers of plastic.
Triple Dutch, LLC	US	JW - 21	Allowed	8820 2973	11/21 /2018			Beverageware; Containers for household or kitchen use; Servingware for serving food and drinks; Household storage containers for food; Graters for household purposes; hand operated kitchen grinders; non-electric French press; non-electric kettle.

Triple Dutch, LLC	US	JW - 30	Allowed	88202 989	11/21 /2018			Coffee; tea.
Triple Dutch, LLC	US	CANNABIS CLEANSE - 44	Pending	90528 041	02/12/ 2021			Providing information in the field of alternative health and healing, wellness and nutrition.
Triple Dutch, LLC	US	JW - 5	Allowed	88202 897	11/21 /2018			Nutritional supplements in capsule form and liquid form.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities and may be subject to the laws and regulations of international countries and bodies, such as the European Union (the "EU") to the extent sales are activated in these territories. These laws and regulations are subject to change.

Litigation

None

Other

The Company's principal address is 5082 East Hampden Avenue, Suite 242, Denver, CO 80222.

The Company does not have any additional addresses.

The Company conducts business in Colorado.

The following companies are wholly owned subsidiaries of the Company:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
JW Homegoods, LLC	Limited Liability Company	Delaware	October 27, 2016	100.0%
Electric Feel, LLC	Limited Liability Company	Delaware	October 17, 2016	100.0%
Her Goods, LLC	Limited Liability Company	Delaware	October 17, 2016	100.0%
Triple Dutch, LLC	Limited Liability Company	Delaware	October 17, 2016	100.0%
Level Twelve, LLC	Limited Liability Company	Delaware	May 4, 2019	100.0%

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Amy Dannemiller	Manager and CEO	Founder, Chairwoman, Women Grow (2014-2017)	MSW, Denver University BS, International Relations, University of Wisconsin
Scot Crow	Manager	Scot Crow is Member and Practice Department Manager: Corporate, M&A, Private Equity, Securities and Tax of Dickinson Wright PLLC.	B.S., Franciscan University J.D. Capital University Law School, Order of the Curie LL.M., Taxation, Capital University Ohio Bar

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees. The Company has the following employment/labor agreement in place:

Employee	Description	Effective Date	Renewal
Kate Csillagi	Employment Agreement	April 1, 2019	Automatic

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A-1 LLC/Membership Interests
Amount outstanding	2,257,800
Voting Rights	Certain voting rights with Board Representation
Anti-Dilution Rights	Founders units with anti-dilution protection until $2mm in aggregate proceeds raised.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These securities will represent no less than 12.5% of the Company until $2mm in equity capital raised which will mean that Class B, Class C (profits interest) and SAFE will be diluted by a percentage higher than the As in the short run.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	12.8%

Type of security	Class A-2 LLC/Membership Interests
Amount outstanding	2,257,800
Voting Rights	Certain voting rights with Board Representation
Anti-Dilution Rights	Founders units with anti-dilution protection until $2mm in aggregate proceeds raised.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These securities will represent no less than 12.5% of the Company until $2mm in equity capital raised which will mean that Class B, Class C (profits interest) and SAFE will be diluted by a percentage higher than the As in the short run.

Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	12.8%

Type of security	Class B LLC/Membership Interests
Amount outstanding	3,352,936
Voting Rights	Board representation controlled by majority holder of the Class B units
Anti-Dilution Rights	To the extent that the Company issues any Remaining Class B Membership Units, Units or other equity in the Company (collectively "New Units") (other than any issuance pursuant to (i) the sellers of a company or a business (or any related assets) acquired by or merged with the Company as part or all of the acquisition; (ii) any additional Class B Membership Units issued pursuant to the Company's agreements; or (iii) any employee incentive plan that has been adopted by the Company)) and the purchase price per Unit is less than $1.66 (as determined without regard to the operation of the Company's agreements and the issuance of Adjusting Units), as adjusted (a "Dilutive Transaction"), contemporaneously with the Dilutive Transaction, (i) the Company will issue to each of the Class B Members additional Class B Membership Units in the Company in an amount which provides them with the Percentage Interest which they would have held in the Company represented by the Units purchased by them on date of the Dilutive Transaction, had the New Units been sold at $1.66 per Unit, as Adjusted ("Adjusting Units") and (ii) the number of Remaining Units Class B Units available for purchase by the Class B Members pursuant to the Company's agreements shall be increased to an amount which would provide each Class B Member with the Percentage Interest (upon exercise of an Option) which they would have held in the Company represented by the Units available for purchase by them on date of the Dilutive Transaction, had the New Units been sold at $1.66 per Unit.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	18.7%

Type of security	Class C LLC/Membership Interests
Amount outstanding	9,899,986
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	55.7%

Type of security	Units of Crowd SAFE (Simple Agreement for Future Equity)
Amount outstanding	721,199
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the securities issued pursuant to Regulation CF	N/A

As of December 31, 2021, the company has Accounts Payable of $212,690 due to vendors (including Legal and Professional Fees) and $351,643 in Deferred Wages due to Amy Dannemiller. Otherwise, the company does not have any third-party debt outstanding.

Ownership
The Company is held by twenty-three (23) members. The largest holder is an entity owned and controlled by Founder Amy Dannemiller.

Below are the beneficial owners of 20% percent or more of the Company's outstanding units.

Name	Percentage Owned
Amy Dannemiller	52%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Pistil & Pollen, LLC ("the Company") was incorporated on March 16, 2016 under the laws of the State of Delaware, and is headquartered in Denver, Colorado. The Company was formed to assume and develop the business of Jane West, LLC, formed January 5, 2014 by Amy Dannemiller, related to brand and product development around the "Jane West" name and marks.

Liquidity and Capital Resources

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2021, the Company had $83,795 cash on hand, with a burn rate of approximately $25,000. The Company has recurring revenue from its packaging and royalty partners every subsequent quarter the Company's revenue in packaging partnerships grows. Additional sales events are planned and deals are being worked out for Q3 and Q4 of 2022.

The funds will continue to be used to execute the Company's business strategy.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future: The Company will acquire proprietary product inventory on a rolling monthly basis. In aggregate this represents a commitment of less than $10,000. This number includes shipping costs related to such inventory purchases.

Pursuant to a design agreement with a Supplier, the Company will pay royalties of 5% capped at $25,000 per proprietary product.

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Authorized Capitalization

In January of 2022, the Board approved up to 300,000 in additional Class B to be sold, if needed.

Other Material Terms

- The Company does not have the right to repurchase the securities issued pursuant Regulation CF.

- The securities issued pursuant Regulation CF do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the securities issued pursuant Regulation CF, because the amount of capital stock to be issued is based on the occurrence of future events.

Previous Offerings of Securities

In addition to this present offering under Regulation CF, we have made the following issuances of securities within the last three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Units of Crowd SAFE	329,182	$329,182.88	Continued Operations	January 14th, 2020	Regulation CF
Units of Crowd SAFE	205,000	$205,000.00	Continued Operations	March 6th, 2021	Regulation CF
LLC/Member ship Interests	50,200	$125,000.00	Continued Operations	2021	Rule 506(b)

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

As of December 31, 2020, Amy Dannemiller loaned the company $33,775 for the purchase of inventory. The loan was repaid in Q2 2021. As of December 31, 2021, there were no loans outstanding between related persons.

As of December 31, 2021, Amy Dannemiller is entitled to deferred compensation through Electric feel, LLC, a wholly owned subsidiary of Pistil & Pollen, LLC, in the amount of $351,643.

Conflicts of Interest

The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

None

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

	/s/ Amy Dannemiller
	(Signature)
	Amy Dannemiller
	(Name)
	Chief Executive Officer
	(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

	/s/ Amy Dannemiller
	(Signature)
	Amy Dannemiller
	(Name)
	Manager
	(Title)
	April 30, 2022
	(Date)

	/s/ Scot Crow
	(Signature)
	Scot Crow
	(Name)
	Manager
	(Title)
	April 30, 2022
	(Date)

EXHIBIT A
Financial Statements

PISTIL & POLLEN, LLC

**Unaudited Consolidated Balance Sheet and Unaudited Consolidated Statement of Operations
for the Fiscal Year Ended December 31, 2021**

PISTIL & POLLEN, LLC
CONSOLIDATED BALANCE SHEET
December 31, 2021
(Unaudited)

ASSETS

Current assets

Cash and cash equivalents	$	83,795
Accounts receivable		34,661
Prepaid expenses		469
Inventory		186,198
Total current assets		**305,123**
Property and equipment		43,250
Accumulated depreciation		(43,250)
Property and equipment, net		-

Intangible assets

Trademarks		188,866
Total assets	$	**493,989**

LIABILITIES AND MEMBERS' CAPITAL

Current liabilities

Accounts payable	$	212,690
Accrued expenses		6,500
Customer deposits		55,540
Deferred wages		351,643
Total current liabilities		**626,373**

MEMBERS' CAPITAL

Members' capital, contributions net of distributions		1,536,898
Additional paid-in capital		629,161
Accumulated deficit		(2,298,443)
Total members' capital (deficit)		(132,384)
Total liabilities and members' capital	$	**493,989**

PISTIL & POLLEN, LLC
CONSOLIDATED STATEMENT OF OPERATIONS
DECEMBER 31, 2021
(Unaudited)

Revenues	$	619,170
Cost of revenues		330,603
Gross profit		**288,567**
Operating expenses		
General and administrative		507,657
Sales and marketing		42,356
Depreciation expense		0
Total operating expenses		**550,013**
Net operating loss		**(261,446)**
Other income		
Other income (expense)		31,683
Total other expenses		31,683
Net loss	$	**(229,763)**